UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on questionings to the Ministry of Mines and Energy

—

Rio de Janeiro, March 18, 2021 - Petróleo Brasileiro S.A. - Petrobras clarifies that it inquired its controlling shareholder, through the Ministry of Mines and Energy (MME), to which the company is linked under Law 9. 478/1997, about the existence of information that should be disclosed to the market, under the terms of CVM Instruction 358/2002, in view of pieces of news released in the media, such as Istoé (February 19, 2021) - "Something will happen at Petrobras"; Valor Online (February 23, 2021) - "Bolsonaro says 'there is a lot of wrong stuff' at Petrobras and that new CEO will 'fix it'"; InfoMoney (February 25, 2021) - "State-owned companies must have a social function and Silva e Luna will give new dynamics to Petrobras, says Bolsonaro "; Jornal O Globo (March 2, 2021) - "Guedes recognizes that change in Petrobras command was 'bad' from an economic point of view. "

These questionings to the MME were made between February 19, 2021 and March 15, 2021.

In response, on March 17, 2021, the MME forwarded the following clarification: "Regarding the emails listed below, I report that, within the scope of competence of this directory, the Ministry of Mines and Energy does not have relevant information that should be disclosed to the market."

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer